[COMMUNITY CHOICE FINANCIAL INC. LETTERHEAD]

March 29, 2012

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC  20549

Attention:                     Michael R. Clampitt, Senior Counsel

Gregory Dundas, Attorney-Advisor

John Nolan, Senior Assistant Chief Accountant

Michael Volley, Staff Accountant

Re:                     Community Choice Financial Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 11, 2011

File No. 333-176434

Ladies and Gentlemen:

The following sets forth the responses of Community Choice Financial Inc., an Ohio corporation (the “Company”, “we”, “us” and “our”), to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 24, 2011 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on October 11, 2011 (the “Registration Statement”).  For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 2 to the Registration Statement (the “Amendment”).

Use of Proceeds, page 44

1.                                      We note your response to our prior comment 16 in our comment letter dated September 16, 2011.  Please revise to state, if true, that there are no plans, arrangements, or understandings to make any acquisitions.

Response:  The Company has revised the disclosure to disclose its current plans to consummate certain acquisitions and that the proceeds from the offering will not be used to fund such acquisitions.  While the Company may use a portion of the proceeds from the offering to fund additional acquisitions in the future, no such plans, arrangements or undertakings have been made at this time.  If the Company subsequently decides prior to the effectiveness of the Registration Statement to use a portion of the proceeds to fund an acquisition, the Company will so advise the Staff and revise the disclosure accordingly. See page 46 of the Amendment.

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2010, page 56

2.                                      We note your response and revised disclosure related to comment 19 in our September 16, 2011 letter.  Since the $0.6 million in costs are not directly attributable to the Alabama acquisition, we believe the amount should not be eliminated from the historical financial statements.  Please revise your filing accordingly.  Please note that you may disclose the impact of non-recurring expenses not directly attributable to the acquisition or transaction in your pro forma footnotes.

Response: The Company is no longer required to disclose the 2010 pro forma information. Please see page 54 of the Amendment for 2011 pro forma information.

Notes to Unaudited Pro Forma Consolidated Statement of Income for the Six Months Ended June 30, 2011, page 58

3.                                      We note your response and revised disclosure related to comment 21 in our September 16, 2011 letter.  We believe conforming changes in accounting policies recorded in historical financial statements should not be eliminated.  Therefore, please revise to not eliminate the $1.2 million provision for loan losses recorded to conform to CCFI’s accounting policies.  Also, please record any pro forma adjustments needed to conform any of the acquiree’s accounting policies to CCFI’s.

Response: The Company has removed this adjustment and has revised the disclosure accordingly. Please see page 56 of the Amendment.

4.                                      We note your response related to comment 23 in our September 16, 2011 letter.  We do not believe the goodwill impairment charge is directly attributable to the transaction and therefore the amount should not be eliminated from the historical financial statements.  Please revise your filing accordingly.  Please note that you may disclose the impact of non-recurring expenses not directly attributable to the transaction in your pro forma footnotes.

Response: The Company has removed this adjustment and has revised the disclosure accordingly. Please see page 56 of the Amendment.

Certain Relationships…, page 139

5.                                      We note your response to our prior comment 34.  Please revise the Use of Proceeds sections in the forepart and the body of the document to disclose the amount, or the approximate amount, of the termination fee to be paid under the management agreement.

Response: The Company has revised the disclosure to disclose the approximate amount of the termination fee to be paid under the management agreement.  See page 46 of the Amendment.

*              *              *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (614) 798-5900.

Sincerely,

/s/ Michael Durbin

Michael Durbin
Chief Financial Officer of Community Choice Financial Inc.

cc:     Christopher M. Kelly, Esq. (Jones Day)

Michael J. Solecki, Esq. (Jones Day)

John T. Owen, Esq. (Jones Day)

Craig F. Arcella, Esq. (Cravath, Swaine & Moore LLP)